
SONIC
America's
Drive-In
Multi-Layered

mpany Profile

c began in 1953 in Shawnee, Oklahoma. Today, we franchise and operate the largest chain of drive- staurants in the country, with more than 3,300 Sonic Drive-Ins from coast to coast.

drive-in experience, together with a unique menu and personalized Carhop service, position us as of the most highly differentiated concepts in the quick-service restaurant (QSR) industry. At a typical c Drive-In, customers park in one of 24 to 36 canopy-covered spaces and place orders through an com speaker system. A smiling Carhop delivers the customer's order car-side, usually within four ites. Customers also may enjoy drive-thru service at many Sonic locations.

c Drive-Ins feature signature menu items, offering made-when-you-order Extra-Long Chili Cheese eys, hamburgers, wraps and other sandwiches, hand-battered Onion Rings, Tater Tots and a full kfast menu. We are known for our variety of Frozen Favorites® treats and Fountain Favorites® ks, too, like Cherry Limeades, Slushes and Cream Pie Shakes, making Sonic Your Ultimate Drink Stop® c also offers a variety of choice for health-conscious customers, including Fresh Tastes® salads and ral low-calorie drinks, including a diet version of our classic Cherry Limeade.

Financial Highlights

	2007	2006	Change
	($ in thousands, except per share data)		
Operations (for the year)			
Total revenues	$ 770,469	$693,262	11%
Income from operations	$ 145,289	$131,627	10%
Net income per diluted share	$ 0.91	$ 0.88	3%
Net income per diluted share, excluding debt extinguishment charges [1]	$ 0.96	$ 0.88	9%
Weighted average diluted shares outstanding	70,592	89,239	-21%
System Information (for the year or at year's end)			
Partner drive-ins [2]	654	623	5%
Franchise drive-ins	2,689	2,565	5%
System-wide drive-ins [3]	3,343	3,188	5%
System-wide average drive-in sales [3]	$ 1,109	$ 1,070	4%
Change in system-wide sales [3]	8.6%	10.7%	
Change in system-wide same-store sales [3,4]	3.1%	4.5%	

1 Excludes $0.05 in special items associated with Sonic's tender offer and subsequent financing activities. Net income per diluted share, excluding debt extinguishment charges, is a non-GAAP financial measure. We believe net income per diluted share, excluding debt extinguishment charges, provides additional insight into the strength of our operations and aids in the comparability of current and prior year results.

2 Partner drive-ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60%. Most supervisors and managers of partner drive-ins own a minority equity interest.

3 System-wide information, which combines partner drive-in and franchise drive-in information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.

4 Changes in same-store sales based on drive-ins open for at least 15 months.




COFFEES

Sonic's growth reflects success along several dimensions and aspects of its business. Key initiatives drive positive sales trends at its partner and franchise drive-ins, providing a strong underpinning of franchise income, and creating new opportunities for market expansion. It's what we call a multi-layered growth strategy, and it has powered 21 straight years of higher same-store sales and five-year compound growth in earnings of 16%.

ı fiscal 2007, Sonic reached new heights with momentum that as characterized our business for some time.

One of the most significant accomplishments of the past year is reflected in our strong same-store sales trends, as we ended 2007 with a 3.1% increase. This marks 21 straight years of positive same-store sales for the Sonic system, an especially noteworthy achievement in an industry where many competitors proclaim higher same-store sales streaks in terms of months or quarters.

Propelled by robust same-store sales growth during the year and particularly strong sales in new markets, Sonic reported solid top- and bottom-line growth in fiscal 2007. Total revenues for the year reached $770.5 million, 11% ahead of $693.3 million in fiscal 2006. This translated into net income per diluted share of $0.96, excluding the $0.05 per share impact of debt extinguishment charges during the year, for an increase of 9% versus $0.88 in fiscal 2006. There are many factors that contribute to these solid results, all part of our multi-layered strategies designed to please customers, franchisees and stockholders.

The most notable of these layers includes the steady expansion of our chain in new and existing markets. We opened 175 new drive-ins in fiscal 2007, entered into five new states in the past two years and opened more than 900 drive-ins over the last five years. This growth continues to transform Sonic from a regional chain to a national one as we have experienced increasing success well north of the boundaries of our traditional Sunbelt states.

Part and parcel of this growth story are new franchisees and the projected development pipeline of new drive-ins. At fiscal year end, we had in place 173 area development agreements calling for the development of 908 drive-ins over the next seven years. This represents an increase of 332 drive-ins under commitment versus a year ago. This new development is partially a by-product of a growing awareness of our brand through national cable advertising over the last five years, which has paid dividends in many aspects of our business.

Increased advertising – up 20% to $175 million in 2007 – also has provided a strong voice for our message to consumers in existing and new markets. These expenditures offer critical support for one of our key objectives, driving sales during alternative day parts such as afternoon and evening, and integrate closely with our efforts to capitalize on our distinctly different brand promise of unique, made-when-you-order food and fun Carhop service. In turn, these expenditures communicate a steady diet of new product news for customers that keeps us relevant to their preferences and results in unparalleled choice within the QSR industry.

Our drive-in level retrofit program also contributes to the freshness of our brand and the *growth of our sales. The last similar program,* finished in the late 1990s, provided a significant boost to same-store sales, and with more than 600 retrofits complete – 499 in fiscal 2007 – we expect this program to create comparable excitement for Sonic over a number of years.

These multi-layered growth strategies have translated not only into direct benefits for our company and its stockholders through top-line growth and higher earnings, but they have also continued to benefit our franchisees through increasing average unit volumes and drive-in level profits. These franchisee benefits are powerful incentives for future expansion, resulting in a healthy development pipeline. They also are among the many reasons why a *June 2007 franchisee survey of 18 leading* QSR brands gave Sonic top franchisor scores – for the second consecutive year.



As you know, we customarily have taken advantage of our strong balance sheet and cash flows to repurchase our common stock as part of our capital management strategy and to enhance earnings per share growth. Fiscal 2007 was no exception to this practice as we accelerated those efforts by repurchasing more than 25 million shares, valued at $578 million and representing approximately 30% of our outstanding stock at the beginning of fiscal 2007.

In closing, I believe it is appropriate to come back to the concept of our multi-layered growth strategies. As you "drill down" through the various layers that drive our business and see *how each relates to and reinforces the others,* it's easy to see that their importance lies not just in what they have meant for Sonic's past success, but also the potential they hold for extending *that success into the future.* I find it gratifying to know that we have so many ways to grow our business, and it's exciting to anticipate how these layers will continue to generate added momentum for our operations for years to come.

Sincerely,

Clifford Hudson

Clifford Hudson
Chairman, Chief Executive Officer and President

Go West.
Ting and Patrick Vollmer of the Clarus Group are spearheading Sonic's expansion into eastern Washington State and now own and operate two drive-ins in Spokane, Washington, and Post Falls, Idaho.


Pg. 4

Geographic expansion has always been an important element in growing the Sonic brand. Strengthening our presence in existing markets and extending our business to new states and regions has taken us from hometown favorite in Shawnee, Oklahoma, to more than 3,300 drive-ins stretching across 34 states. Our franchisees, who operate about 80% of our chain, have played a key role in this expansion, developing new markets and providing a solid and growing infusion of franchise income to our revenue mix.

We are excited to emerge as a chain of true national proportion in the QSR industry. Increasingly, we are turning our attention north, beyond our traditional stronghold in the Sunbelt states, to new markets in Delaware, Pennsylvania, Oregon, Washington, and South Dakota. Our drive-in format, with our distinctive combination of made-when-you-order food and personalized Carhop service, is well accepted in these cooler climates – so much so that some of our highest first-year sales for new drive-ins are being achieved in these markets.

It's hard to separate the growth of our brand from the success of our expansion strategy, for each drives the other. With an unparalleled record in QSR for same-store sales growth and steady increases in drive-in level profitability, Sonic offers franchisees and partners a solid opportunity for personal and financial growth – the chance to build the best small businesses in America. These opportunities help account for the strength of our development pipeline – the largest in the company's history, with commitments for more than 900 drive-ins. We are targeting opening 180-200 drive-ins in fiscal 2008. So no matter where you start on the compass, all directions are great points of departure for Sonic's growth.

North, south, east and west:

Home is where the Sonic is.

Go East.

After working together in different endeavors for about 20 years, Tom Scurria, Don Welsh and John Luidens, partners in Simple Tie Ventures LP, opened three drive-ins in Pennsylvania and have set their sights on three counties that surround Philadelphia.

Choice rules at Sonic. From inside the car to gatherings on the patio, whether parking in our drive-in stalls for superb car-side services or taking advantage of our increasing use of drive-thru lanes, diners can all agree on one thing: Sonic has something for everyone!

Starting with signature menu items like Sonic's legendary Cherry Limeade, our famous Extra-Long Chili Cheese Coney or delicious Tater Tots, the selection is seemingly endless and extends well beyond the typical fast-food bill of fare. Our menu's unmatched variety allows customers to customize virtually any order to suit any

No problem! Would you like to add real fruit to that shake or smoothie? Done! The fact is we encourage our customers to customize every order, pushing the boundaries of new possibilities to discover their next "favorite" thing at Sonic.

We also offer our full menu anytime, so no matter whether it's a craving for a breakfast burrito as a late-night snack or a bacon cheeseburger to start the day, Sonic satisfies. Adding to Sonic's abundant menu choices, our Pay-At-Your-Stall program (PAYS) lets customers use a variety of credit cards, or the My SONIC® Card, a stored-value, reloadable card, for even speedier service and more convenience.

from Cheesecake Bites and Raspberry Smoothies to Spicy Southwest Breakfast Burritos, it's no wonder that Sonic's sales soar to new levels each year. We keep that momentum going with new product news, backed in 2007 by $175 million in system marketing funds, increasing to $190 million in fiscal 2008, that continually highlights our great menu selections and limited time offers. With these strategies, we not only drive new sales records – nearly doubling system sales in the last eight years – Sonic also continues to build its distinctive brand among its loyal customers.

Satisfying.

It's tough enough to satisfy your own particular tastes, but finding a restaurant that can please the entire group can be quite a challenge. That's where Sonic's diverse menu – ranging from sandwiches, burgers and wraps to delicious desserts and snacks and thirst-quenching drinks – can be a real crowd-pleaser. Add the ability to customize virtually any menu item just the way you want it, together with full-day availability of all menu items, and you have a diplomatic solution to any food fight.


What to eat?
No arguments here!
COMBO DEALS
SALADS & WRAPS
SIDES
CHICKEN
CONEYS
YOUR ULTIMATE DRINK STOP
Sonic card the perfect gift for people who eat


SELF TO A
ERRY
SHAKE
SONIC
FULL MENU
SONIC

Good night.

Our patio provides an inviting nighttime setting for relaxed, outdoor dining. It's a hit with the afternoon and after-dinner crowd – customers in two important non-traditional day parts that have been central to building our sales and traffic.

In the hectic restaurant business, it's easy to become preoccupied with sales growth during *traditional meal times* like lunch and dinner. As we have learned, you also can capitalize on the efficiencies and opportunities of balancing sales growth *throughout the day to improve* overall profitability.

The introduction of our *Frozen Favorites®* treats and Fountain Favorites® drinks in the mid-1990s was the genesis of our current day part strategy, providing an extensive selection of menu items that played to an emerging consumer preference for snacking outside of the lunch and dinner hours. Later, we launched breakfast fare to build our presence in the morning day part, and we've continued to emphasize our distinctive drink selection as Your Ultimate Drink Stop®, offering 168,894 different flavor combinations to suit any taste, any time. Add to this the full-day availability of our entire *menu*, plus extended evening hours in summer months, and you have an operational platform that runs more efficiently, streamlines labor *scheduling and creates sales opportunities* during both on- and off-peak hours.

The balance Sonic has developed in its operations with this approach is evident. While about 71% of QSR sales are concentrated in the lunch and dinner day parts, we derive only 51% of our sales from these periods. The other half is dispersed among afternoon, after-dinner and morning hours. If timing is everything, then using these strategies to encourage sales *throughout* the day will mean more of "everything" as we build sales and profits for our partners and franchisees, and improve returns for our stockholders.

Nighttime. Daytime.
Anytime is Sonic time.


YOUR
ULTIMATE
DRINK
STOP

Wake Up!
With fast Carhop service and growing drive-thru capabilities, Sonic fuels life no matter where it happens. The recent launch of our new premium roast coffee program is done the Sonic way with a complete line of real espresso-based drinks, including iced and hot lattes as well as a frozen-blended Java Chiller and a Sonic Boom – an extra shot of espresso customers may add to any drink flavor. This delivers not only that eye-opening jolt for early risers, but also helps cement Sonic's position as Your Ultimate Drink Stop®.

any think of Sonic as the most fferentiated brand in QSR, and we ant to keep it that way. Despite a owded field of competitors who try to nulate our success and evolving onsumer preferences, we continually nplement strategies for staying fresh in e minds of consumers. We strive to ake Sonic the most-loved restaurant and in America. This same passion pplies to the look of our drive-ins, for e recognize this too must evolve over me to ensure Sonic's legacy as the estination for fun nd great food.

Working closely with our franchisees, we have developed a retrofit package to update the look of our older drive-ins, while preserving what has made Sonic so successful. The retrofit package refreshes Sonic's "curb" appeal with a distinctive new tower, improved menu housings, LED signage and a significantly enhanced patio area. Optional drive-thru lanes also figure prominently in our new drive-in design, a feature that is increasingly essential as we expand to colder-weather markets and that gives us greater flexibility to extend operating hours where practical. We've also added new energy-efficient lighting that enhances the visual interest of our drive-ins after dusk and reduces operating costs.

It's easy to see that these exterior changes fit logically with other efforts to build our brand, highlighting the unique dining experience that can be found only at Sonic. The retrofit also has proven to be a solid sales-driving strategy; our last program completed in the late 1990s paid off nicely with sustained same-store sales growth. We believe our new program will provide the same kind of boost over the next several years as it is fully implemented – offering heightened appeal to our customers while assuring a Sonic experience they have come to know and enjoy.


SONIC
EVERY TIME!
SONIC

Surprise and delight:

Since establishing the final elements of the retrofit program during fiscal 2006, we retrofitted more than 600 partner and franchise drive-ins through the end of fiscal 2007. Next year, we plan to complete 750-850 additional retrofits.


Coca-Cola
SONIC
Surprise and delight.
Polishing our curb appeal.

System-wide Drive-In Locations

■ Core Markets
▨ Developing Markets


18
2
17
25
20
28
81
36
97
29
17
15
2
74
50
93
72
125
122
3
2

Day Part Mix


Sonic
51% Lunch/Dinner
19% Afternoon
18% After Dinner
12% Morning


QSR
71% Lunch/Dinner
7% Afternoon
6% After Dinner
16% Morning

Total Revenues (in millions)



$400	$447	$536	$623	$693	$770
2002	2003	2004	2005	2006	2007

Net Income Per Diluted Share[1]

[1] 2002-2005 results have been adjusted to implement SFAS 123R on a modified retrospective basis.

[2] Excludes $0.05 in special items associated with Sonic's tender offer and subsequent financing activities.



$0.46	$0.52	$0.63	$0.75	$0.88	$0.96
2002	2003	2004	2005	2006	2007[2]

Drive-Ins System-wide



2,533	2,706	2,885	3,039	3,188	3,343
2002	2003	2004	2005	2006	2007

Multi-Layered Strategies Drive GROWTH

Change in System-wide Same-Store Sales



3.5%	0.3%	6.5%	6.0%	4.5%	3.1%
2002	2003	2004	2005	2006	2007

System-wide Average Sales Per Drive-In (in thousands)



$906	$907	$964	$1,023	$1,070	$1,109
2002	2003	2004	2005	2006	2007

System-wide Marketing Expenditures (in millions)


Total
National

$90	$100	$110	$125	$145	$175
$17	$20	$32	$60	$72	$90
2002	2003	2004	2005	2006	2007

Financial Section

Selected Financial Data

The following table sets forth selected financial data regarding the company's financial condition and operating results. One should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the company's Consolidated Financial Statements included elsewhere in this report.

	Year ended August 31,				
	2007	2006	2005[1]	2004[1]	2003[1]
	(In thousands, except per share data)				
Income Statement Data:					
Partner Drive-In sales	$ 646,915	$ 585,832	$ 525,988	$ 449,585	$ 371,518
Franchise Drive-Ins:					
Franchise royalties	111,052	98,163	88,027	77,518	66,431
Franchise fees	4,574	4,747	4,311	4,958	4,674
Other	7,928	4,520	4,740	4,385	4,017
Total revenues	770,469	693,262	623,066	536,446	446,640
Cost of Partner Drive-In sales	520,176	468,627	421,906	358,859	291,764
Selling, general and administrative	58,736	52,048	47,503	44,765	41,061
Depreciation and amortization	45,103	40,696	35,821	32,528	29,223
Provision for impairment of long-lived assets	1,165	264	387	675	727
Total expenses	625,180	561,635	505,617	436,827	362,775
Income from operations	145,289	131,627	117,449	99,619	83,865
Debt extinguishment and other costs	6,076	-	-	-	-
Interest expense, net	38,330	7,578	5,785	6,378	6,216
Income before income taxes	$ 100,883	$ 124,049	$ 111,664	$ 93,241	$ 77,649
Net income	$ 64,192	$ 78,705	$ 70,443	$ 58,031	$ 47,801
Income per share[2]:					
Basic	$ 0.94	$ 0.91	$ 0.78	$ 0.65	$ 0.55
Diluted	$ 0.91	$ 0.88	$ 0.75	$ 0.63	$ 0.52
Weighted average shares used in calculation[2]:					
Basic	68,019	86,260	89,992	88,970	87,698
Diluted	70,592	89,239	93,647	92,481	91,365
Balance Sheet Data:					
Working capital (deficit)	$ (40,784)	$ (35,585)	$ (30,093)	$ (14,537)	$ (2,875)
Property, equipment and capital leases, net	529,993	477,054	422,825	376,315	345,551
Total assets	758,520	638,018	563,316	518,633	486,119
Obligations under capital leases (including current portion)	39,318	36,625	38,525	40,531	27,929
Long-term debt (including current portion)	710,743	122,399	60,195	82,169	139,587
Stockholders' equity (deficit)	(106,802)	391,693	387,917	337,900	267,733
Cash dividends declared per common share	-	-	-	-	-

[1] Previously reported prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.
[2] Adjusted for three-for-two stock splits in 2006 and 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Description of the Business. Sonic operates and franchises the largest chain of drive-ins in the United States. As of August 31, 2007, the Sonic system was comprised of 3,343 drive-ins, of which 20% or 654 were Partner Drive-Ins and 80% or 2,689 were Franchise Drive-Ins. Sonic Drive-Ins feature signature menu items such as specialty soft drinks and frozen desserts, made-to-order sandwiches and a unique breakfast menu. We derive our revenues primarily from Partner Drive-In sales and royalties from franchisees. We also receive revenues from initial franchise fees. To a lesser extent, we also receive income from the selling and leasing of signs and real estate, as well as from minority ownership interests in a few Franchise Drive-Ins.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to the company's franchising operations, as well as Partner Drive-In operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

Overview of Business Performance. Business fundamentals at the drive-in level continued to be strong during fiscal year 2007. Cumulative results for the year, however, were impacted by costs associated with the financing of the company's tender offer and other share repurchase activities which have collectively resulted in the repurchase of approximately 30% of the company's outstanding stock during the year ended August 31, 2007. While the tender offer was dilutive to earnings per share in the first two quarters of fiscal 2007, it was accretive to third and fourth quarter earnings per share and is expected to continue to be accretive in the future. Net income for the year decreased 18.4%, while earnings per share increased 3.4% to $0.91 per diluted share from $0.88 in the previous year. The company's earnings were reduced by debt extinguishment charges related primarily to Sonic's tender offer and financing activities during fiscal year 2007, which totaled $0.05 per diluted share for the year. Excluding these special charges, net income per diluted share was $0.96 for fiscal year 2007, reflecting a 9.1% increase versus the prior year. The company believes this non-GAAP measure of net income per diluted share before special items provides for comparability to prior year net income per diluted share, and is useful in assessing ongoing operations performance.

We continue to experience considerable momentum in our business fueled by solid growth in same-store sales that led to an increase in system-wide drive-in level average profits. In turn, the rise in store-level profits, which have grown handsomely over the last four years, helped produce an increase in the number of new drive-in openings by franchisees. We believe these results reflect our multi-layered growth strategy that features the following components:

- Solid same-store sales growth;
- Expansion of the Sonic brand through new unit growth, particularly by franchisees;
- Increased franchising income stemming from franchisee new unit growth, solid same-store sales growth and our unique ascending royalty rate;
- Operating leverage at both the drive-in level and the corporate level; and
- The use of excess operating cash flow and issuance of new debt for share repurchases and franchise acquisitions.

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the periods indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the company's revenues since franchisees pay royalties based on a percentage of sales.

	System-wide Performance Year Ended August 31,		
	2007	2006	2005
		($ in thousands)	
Percentage increase in sales	**8.6%**	10.7%	12.4%
System-wide drive-ins in operation [1]:			
Total at beginning of period	**3,188**	3,039	2,885
Opened	**175**	173	175
Closed (net of re-openings)	**(20)**	(24)	(21)
Total at end of period	**3,343**	3,188	3,039
Core markets [2]	**2,500**	2,435	2,165
Developing markets [2]	**843**	753	874
All markets	**3,343**	3,188	3,039
Average sales per drive-in:			
Core markets	**$ 1,145**	$ 1,105	$ 1,059
Developing markets	**998**	954	934
All markets	**1,109**	1,070	1,023
Change in same-store sales [3]:			
Core markets	**3.6%**	5.3%	5.6%
Developing markets	**1.2**	1.5	7.4
All markets	**3.1**	4.5	6.0

(1) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(2) Markets are identified based on television viewing areas and further classified as core or developing markets based upon number of drive-ins in a market and the level of advertising support. Market classifications are updated periodically.

(3) Represents percentage change for drive-ins open for a minimum of 15 months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

System-wide same-store sales increased 3.1% during fiscal year 2007 as a result of growth in average check, offset somewhat by a slight decrease in traffic (number of transactions per drive-in). The increase in average check was the result of price increases, as well as the success of the Pay-At-Your-Stall (PAYS) program, which has increased credit and debit card transactions that, on average, exceed the average cash transaction. We believe our strong sales performance is a direct result of our specific sales-driving initiatives including, but not limited to:

- Continued growth of our business in non-traditional day parts including the morning, afternoon, and evening day parts;
- Use of technology to reach customers and improve the customer experience;
- Monthly promotions and new product news focused on quality and expanded choice for our customers;
- Growth in brand awareness through increased media spending and greater use of network cable advertising; and
- The ongoing physical retrofit of drive-ins with a new look.

Looking forward, these strategies are expected to continue to positively impact our business. We expect revenue growth of between 10% and 12% for fiscal year 2008, based upon targeted same-store sales growth in the range of 2% to 4%, with Partner Drive-In sales growth expected to be slightly ahead of this range.

We continue to use our monthly promotions to highlight our distinctive food offerings and to feature new products. We also use our promotions and new product news to create a strong emotional link with consumers and to align closely with consumer trends for fresh ingredients, customization, menu variety and choice. During the past year, our new product offerings showcased the breadth of our menu and emphasized the opportunity for choice at Sonic. We will continue to have new product news in the coming months, all designed to meet customers' evolving taste preferences including the growing desire for fresh, quality product offerings and healthier alternatives.

During fiscal year 2007, our system-wide media expenditures were approximately $175 million as compared to $145 million in fiscal year 2006, which we believe continues to increase overall brand awareness. We also continued to spend approximately one-half of our marketing dollars on system-wide marketing fund efforts, which are largely used for network cable television advertising, growing this area of our advertising from approximately $72 million in fiscal year 2006 to approximately $90 million in fiscal year 2007. We believe increased network cable advertising provides several benefits including the ability to more effectively target and better reach the cable audience, which has now surpassed broadcast networks in terms of viewership. In addition, national cable advertising also allows us to bring additional depth to our media and expand our message beyond our traditional emphasis on a single monthly promotion. Looking forward, we expect system-wide media expenditures to be approximately $190 million in fiscal 2008, with the system-wide marketing fund representing approximately one-half of total media expenditures.

We continue to make investments to upgrade the exterior look of our drive-ins including a retrofit and the use of new electronic signage. The new retrofit features several new elements including an upgraded building exterior, new more energy-efficient lighting, a significantly enhanced patio area and improved menu housings. We completed the retrofit of more than 100 Partner Drive-Ins before fiscal year 2007. During fiscal year 2007, the retrofit was completed at 326 Franchise Drive-Ins and 173 Partner Drive-Ins. The retrofit of the entire Sonic system is expected to occur over the next three to four years, with an additional 600 to 700 Franchise Drive-Ins and 150 Partner Drive-Ins expected to be retrofitted during fiscal year 2008.

Sonic opened 175 new drive-ins during fiscal year 2007, consisting of 29 Partner Drive-Ins and 146 Franchise Drive-Ins, a slight increase overall from 173 drive-in openings during fiscal year 2006 (35 Partner Drive-Ins and 138 Franchise Drive-Ins). Looking forward, the company expects to open 180 to 200 new drive-ins during fiscal year 2008, including 155 to 165 by franchisees.

Results of Operations

Revenues. Total revenues increased 11.1% to $770.5 million in fiscal year 2007 from $693.3 million during fiscal year 2006. The increase in revenues primarily relates to solid sales growth for Partner Drive-Ins and a rise in franchise royalties:

Revenues

	Year Ended August 31, 2007	Year Ended August 31, 2006	Increase/ (Decrease)	Percent Increase/ (Decrease)
	($ in thousands)			
Revenues:				
Partner Drive-In sales	$ **646,915**	$ 585,832	$ 61,083	10.4%
Franchise revenues:				
Franchise royalties	**111,052**	98,163	12,889	13.1
Franchise fees	**4,574**	4,747	(173)	(3.6)
Other	**7,928**	4,520	3,408	75.4
Total revenues	$ **770,469**	$ 693,262	$ 77,207	11.1

	Year Ended August 31, 2006	Year Ended August 31, 2005	Increase/ (Decrease)	Percent Increase/ (Decrease)
	($ in thousands)			
Revenues:				
Partner Drive-In sales	$ 585,832	$ 525,988	$ 59,844	11.4%
Franchise revenues:				
Franchise royalties	98,163	88,027	10,136	11.5
Franchise fees	4,747	4,311	436	10.1
Other	4,520	4,740	(220)	(4.6)
Total revenues	$ 693,262	$ 623,066	$ 70,196	11.3

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table reflects the growth in Partner Drive-In sales and changes in comparable drive-in sales for Partner Drive-Ins. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

	Partner Drive-In Sales Year Ended August 31, 2007	2006	2005
	($ in thousands)		
Partner Drive-In sales	**$ 646,915**	$ 585,832	$ 525,988
Percentage increase	**10.4%**	11.4%	17.0%
Partner Drive-Ins in operation[1]:			
Total at beginning of period	**623**	574	539
Opened	**29**	35	37
Acquired from (sold to) franchisees, net	**5**	15	(1)
Closed	**(3)**	(1)	(1)
Total at end of period	**654**	623	574
Average sales per Partner Drive-In	**$ 1,017**	$ 980	$ 957
Percentage increase	**3.8%**	2.4%	8.0%
Change in same-store sales[2]	**2.5%**	1.9%	7.4%

[1] Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

[2] Represents percentage change for drive-ins open for a minimum of 15 months.

The following table reflects the increase in Partner Drive-In sales by type of activity for fiscal year 2007 and 2006:

	Change in Partner Drive-In Sales Year Ended August 31, 2007	2006
	($ in thousands)	
Increase from addition of newly constructed drive-ins[1]	**$ 42,593**	$ 33,332
Net increase from drive-ins acquired and sold[2]	**4,409**	17,197
Increase from same-store sales	**15,439**	9,754
Decrease from drive-ins closed[3]	**(1,358)**	(439)
Net increase in Partner Drive-In sales	**$ 61,083**	$ 59,844

[1] Represents the increase for 64 and 72 drive-ins opened since the beginning of the prior fiscal year as of August 31, 2007 and 2006, respectively.

[2] Represents the net increase for 15 drive-ins acquired and 10 drive-ins sold since the beginning of the prior fiscal year as of August 31, 2007 and 19 drive-ins acquired and 5 drive-ins sold since the beginning of the prior fiscal year as of August 31, 2006.

[3] Represents the decrease for 4 and 2 drive-ins closed since the beginning of the prior fiscal year as of August 31, 2007 and 2006, respectively.

The increase in Partner Drive-In sales for both fiscal year 2007 and 2006 was primarily driven by the opening of newly constructed drive-ins. Looking forward, we anticipate opening approximately 25 to 35 Partner Drive-Ins during fiscal year 2008. Same-store sales at Partner Drive-Ins increased 2.5% in fiscal year 2007 and 1.9% in fiscal year 2006, which also contributed to the increase in total Partner Drive-In sales. These increases also reflect the positive impact of increasing average sales per drive-in of 3.8% for 2007 and 2.4% for 2006.

The following table reflects the growth in franchise income (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial health of our franchisees.

	Franchise Information Year Ended August 31, 2007	2006	2005
	($ in thousands)		
Franchise fees and royalties[1]	**$ 115,626**	$ 102,910	$ 92,338
Percentage increase	**12.4%**	11.4%	12.0%
Franchise Drive-Ins in operation[2]:			
Total at beginning of period	**2,565**	2,465	2,346
Opened	**146**	138	138
Acquired from (sold to) company, net	**(5)**	(15)	1
Closed	**(17)**	(23)	(20)
Total at end of period	**2,689**	2,565	2,465
Franchise Drive-In sales	**$ 2,961,168**	$2,735,802	$2,474,133
Percentage increase	**8.2%**	10.6%	11.5%
Effective royalty rate	**3.75%**	3.59%	3.56%
Average sales per Franchise Drive-In	**$ 1,132**	$ 1,092	$ 1,039
Change in same-store sales[3]	**3.3%**	5.1%	5.8%

Management's Discussion and Analysis of Financial Condition and Results of Operations

(1) See *Revenue Recognition Related to Franchise Fees and Royalties in the Critical Accounting Policies and Estimates* section of MD&A.
(2) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.
(3) Represents percentage change for drive-ins open for a minimum of 15 months.

Franchise royalties increased 13.1% to $111.1 million in fiscal year 2007, compared to $98.2 million in fiscal year 2006. Of the $12.9 million increase, approximately $8.0 million resulted from Franchise Drive-Ins' same-store sales growth of 3.3% in fiscal year 2007, combined with an increase in the effective royalty rate to 3.75% during fiscal year 2007 compared to 3.59% during fiscal year 2006. Each of our license agreements contains an ascending royalty rate whereby royalties, as a percentage of sales, increase as sales increase. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise royalties were positively impacted during the latter half of fiscal year 2007 when franchisees opted to convert approximately 790 older license agreements to a newer form of license agreement. The conversion license provides a 20 year term and for payment of a higher royalty rate than in the previous agreement. The rate for the converted licenses was effective April 1, 2007, and we estimate the total benefit for the last half of the fiscal year was between $1.5 to $2.0 million. Looking forward, franchise royalties will continue to be impacted positively by this conversion. The benefit to the first half of fiscal year 2008 is *expected to be approximately $1 to $1.5 million in additional royalties.*

Franchise royalties increased 11.5% to $98.2 million in fiscal year 2006, compared to $88.0 million in fiscal year 2005. Of the $10.1 million increase, approximately $6.1 million resulted from Franchise Drive-Ins' same-store sales growth of 5.1% in fiscal year 2006, combined with an increase in the effective royalty rate to 3.59% during fiscal year 2006 compared to 3.56% during fiscal year 2005. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchisees opened 146 new drive-ins in fiscal year 2007, up from 138 new drive-ins in fiscal year 2006. Despite the increase in new drive-in openings, franchise fees decreased 3.6% to $4.6 million as a result of approximately $0.3 million more in fees recognized in fiscal year 2006 from terminations of area development agreements. These terminations were due to an initiative to strengthen the franchise development pipeline by terminating non-performing agreements and were the primary reason for the 10.1% increase in franchise fees to $4.7 million in fiscal year 2006, when franchisees opened 138 new drive-ins in both fiscal years 2006 and 2005.

As of August 31, 2007, we had 173 area development agreements representing 908 planned Franchise Drive-In openings over the next few years, compared to 152 such agreements at August 31, 2006, which represented approximately 576 planned Franchise *Drive-In openings. We anticipate 155 to 165 store openings by franchisees during fiscal year* 2008. As a result of these new Franchise Drive-In openings, the impact of the conversion of older license agreements, and the continued benefit of the ascending royalty rate contained in all license agreements, we expect approximately $13 to $15 million in incremental franchise fees and royalties in fiscal year 2008.

Other income increased 75.4% to $7.9 million in fiscal year 2007 from $4.5 million in fiscal year 2006. The increase relates primarily to the net favorable impact of non-income tax matters and an approximately $2.0 million gain on the sale of real estate to a franchisee. Looking forward, other income is anticipated in the range of $0.8 million to $1.0 million per quarter during fiscal year 2008.

Operating Expenses. Overall, drive-in cost of operations, as a percentage of Partner Drive-In sales, increased to 80.3% in fiscal year 2007 from 80.0% in fiscal year 2006. Minority interest in earnings of drive-ins is included as a part of cost of sales in the table below since it is directly related to Partner Drive-In operations.

	Operating Margins		
	Year Ended August 31,		
	2007	2006	2005
Costs and Expenses[1]:			
Partner Drive-Ins:			
Food and packaging	**25.7%**	25.9%	26.2%
Payroll and other employee benefits	**30.4**	30.0	30.3
Minority interest in earnings of Partner Drive-Ins	**4.1**	4.3	4.1
Other operating expenses	**20.1**	19.8	19.6
Total Partner Drive-In cost of operations	**80.3%**	80.0%	80.2%

(1) As a percentage of Partner Drive-In sales.

Food and packaging costs decreased by 0.2 percentage points during fiscal year 2007 compared to fiscal year 2006 following a decrease of 0.3 percentage points during fiscal year 2006 compared to fiscal year 2005. The decrease for fiscal year 2007 relates primarily to price increases that more than offset generally higher commodity pricing, particularly for dairy, soybean oil and packaging. The improvement for fiscal year 2006 relates primarily to lower dairy costs and a favorable shift in product mix to drinks and ice cream, which have more favorable margins than other menu items. Looking forward, commodity pressures are expected to ease in the second half of fiscal year 2008.

Labor costs increased by 0.4 percentage points during fiscal year 2007 compared to fiscal year 2006 after a decrease of 0.3 percentage points during fiscal year 2006 compared to fiscal year 2005. The increase for fiscal year 2007 was a result of federal and state minimum wage increases, which was partially offset by price increases. The improvement for fiscal year 2006 was primarily a result of leverage from higher sales volumes. Looking forward, wage rates are expected to continue to increase as a result of federal and state minimum wage legislation. While the company expects to mitigate some of the increase with menu price increases, it is likely that labor costs, as a percentage of sales, will rise during fiscal year 2008.

Minority interest, which reflects our store-level partners' pro-rata share of earnings through our partnership program, increased by $1.4 million during fiscal year 2007. While these costs increased in real terms during fiscal year 2007, they declined as a percentage of

Management's Discussion and Analysis of Financial Condition and Results of Operations

Partner Drive-In sales reflecting our partners' share of the increased operating costs experienced during the period. During fiscal year 2006, minority interest increased $3.7 million, reflecting the increase in average profit per store. We continue to view the partnership program as an integral part of our culture at Sonic and a large factor in the success of our business, and we are pleased that profit distributions to our partners increased during fiscal year 2007. Since we expect our average store level profits to continue to grow in fiscal year 2008, we expect minority interest to continue to increase in dollar terms.

Other operating expenses increased by 0.3 percentage points during fiscal year 2007 after an increase of 0.2 percentage points during fiscal year 2006. The increase in fiscal year 2007 relates to a number of items, including higher credit card fees due to increasing credit card sales and higher repair and maintenance costs. Leverage from higher sales partially offset increased utility costs resulting from higher energy prices in fiscal year 2006. Looking forward, we expect increases in credit card fees to continue, which is expected to be offset by leverage from higher sales to result in flat to slightly favorable other operating expenses, as a percentage of sales, on a year-over-year basis, in fiscal year 2008.

To summarize, we are expecting leverage from higher sales and operations initiatives to result in slightly favorable overall restaurant-level margins during fiscal year 2008 on a year-over-year basis, primarily in the second half of the year.

Selling, General and Administrative ("SG&A"). SG&A expenses increased 12.8% to $58.7 million during fiscal year 2007 and 9.6% to $52.0 million during fiscal year 2006. The increases in these fiscal years relate to the addition of headcount and other infrastructure to support the continued growth of our business. As a percentage of total revenues, SG&A expenses increased to 7.6% in fiscal year 2007, compared with 7.5% in fiscal year 2006 and 7.6% in fiscal year 2005. Stock-based compensation is included in SG&A, and, as of August 31, 2007, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12.9 million and is expected to be recognized over a weighted average period of 1.6 years. See Note 1 and Note 12 of the Notes to Consolidated Financial Statements for additional information regarding our stock-based compensation. We anticipate that SG&A costs will increase approximately 10% to 12% in fiscal year 2008 and decline slightly, as a percentage of sales.

Depreciation and Amortization. Depreciation and amortization expense increased 10.8% to $45.1 million in fiscal year 2007 as a result of additional capital expenditures. Depreciation and amortization expense increased 13.6% to $40.7 million in fiscal year 2006 due, in part, to additional depreciation stemming from the Tennessee and Kentucky acquisitions, as well as the reduction in remaining useful life for certain assets related to the retrofit of Partner Drive-Ins in the late 1990s. Capital expenditures during fiscal year 2007 for new drive-in construction and continued investment in existing drive-ins, including retrofit and, in some cases, upgraded signage were $110.9 million. An additional $10.8 million was spent for the acquisition of drive-ins from franchisees. Looking forward, with approximately $75 to $85 million in capital expenditures planned for the year, normal depreciation and amortization is expected to increase by approximately 11% to 13% for the year.

Provision for Impairment of Long-Lived Assets. We assess drive-in assets for impairment on a quarterly basis under the guidelines of FAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." During fiscal year 2007, three surplus or leased properties were impaired which resulted in a charge of $0.8 million to reduce the carrying cost of the properties to estimated fair value. In addition, during fiscal year 2007, two operating Partner Drive-Ins were impaired resulting in a $0.4 million charge for carrying cost in excess of estimated fair value for the related assets. The total of these provisions for fiscal year 2007 was $1.2 million. During fiscal year 2006, three surplus properties became impaired which resulted in a provision for impairment of $0.3 million for carrying cost in excess of estimated fair value for the assets. During fiscal year 2005, one operating Partner Drive-In and one surplus property became impaired which resulted in provision for impairment of $0.4 million for carrying cost in excess of estimated fair value for the assets. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the estimate of future cash flows associated with these drive-ins may change in the near future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value. While it is impossible to predict if future write-downs will occur, we do not believe that future write-downs will impede our ability to continue growing earnings at a solid rate.

Interest Expense. Net interest expense increased $36.8 million to $44.4 million in fiscal year 2007 and increased $1.8 million to $7.6 million in fiscal year 2006. The increase in fiscal year 2007 is the result of interest on increased borrowings used to fund the purchase of shares in the company's tender offer and subsequent repurchases, as well as $6.1 million in debt extinguishment charges related to financing the company's tender offer and other share repurchase activities. The smaller increase in net interest expense in fiscal year 2006 resulted from increased borrowings that were used largely to fund share repurchases and capital expenditures. During fiscal year 2008, we expect net interest expense of approximately $45 to $50 million, but may vary based upon the level of share repurchases and acquisitions of Franchise Drive-Ins during the year.

Income taxes. The provision for income taxes remained relatively constant for fiscal year 2007 with an effective federal and state tax rate of 36.4% compared with 36.6% in fiscal year 2006 and 36.9% in fiscal year 2005. The decrease in rate in fiscal year 2007 related to the favorable resolution of state tax matters and the retroactive extension of the Work Opportunity Tax Credit. We expect our tax rate to be in the range of 36.5% to 37.5% in fiscal year 2008. However, our tax rate may continue to vary significantly from quarter-to-quarter depending on the timing of option exercises and dispositions by option-holders and as circumstances on individual tax matters change.

Financial Position

During fiscal year 2007, current assets increased 73.4% to $73.7 million compared to $42.5 million as of the end of fiscal year 2006. Cash balances increased by $29.3 million primarily due to changes in cash processing for the securitized cash flows, including consideration of the current portion of restricted cash of $13.5 million. In addition, the noncurrent portion of

Management's Discussion and Analysis of Financial Condition and Results of Operations

restricted cash of $11.4 million was an increase associated with the securitized cash flows. Net property, equipment and capital leases increased by $52.9 million primarily as a result of capital expenditures of $112.0 million, capital lease additions of $5.2 million and $10.8 million for the acquisition of drive-ins from franchisees. Goodwill increased by $5.7 million primarily as a result of the acquisition of drive-ins from franchisees. Debt origination costs increased by $19.8 million as a result of the costs associated with the securitized debt transaction. These increases combined with the increase in current assets resulted in an 18.9% increase in total assets to $758.5 million as of the end of fiscal year 2007.

Total current liabilities increased $36.4 million or 46.6% during fiscal year 2007 primarily as a result of a $15.3 million increase in the current obligations for capital leases and debt related to the securitized debt transaction, a $14.4 million accrual for share repurchase obligations that settled in September and a $1.6 million increase in gift program liabilities. The noncurrent portion of long-term debt increased $573.3 million as a result of the debt used to fund the repurchase of stock. Overall, total liabilities increased $619.0 million or 251.3% as a result of the items discussed above.

Stockholders' equity decreased $498.5 million during fiscal year 2007 primarily resulting from the stock repurchase activity during the year. The company completed a "modified Dutch auction" tender offer in October 2006, repurchasing 15.9 million shares at a purchase price of $23.00 per share for a total of $366.1 million, and incurred costs related to the transaction totaling $1.2 million that are included in stockholders' equity. Subsequent to the tender offer, additional share repurchases totaling approximately $211.1 million were completed under Board-authorized share repurchase initiatives. The stock repurchase activity was partially offset by earnings during the year of $64.2 million and proceeds and the related tax benefits from the exercise of stock options.

The company considers the non-GAAP measure of debt-to-EBITDA to be a significant indication of the company's financial performance and available capital resources. This is not a measure of financial performance or liquidity under generally accepted accounting principles ("GAAP"). EBITDA is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the "non-cash" effects of all depreciation and amortization. While management considers EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements. As of August 31, 2007, our debt-to-EBITDA ratio was 3.9. The following table reconciles EBITDA to net income as of August 31, 2007, and provides the components to calculate this ratio:

Net income	$ 64,192
Provision for income taxes	36,691
Depreciation and amortization	45,103
Net interest expense	44,406
EBITDA	$ 190,392
Obligations under capital leases (including current portion)	$ 39,318
Long-term debt (including current portion)	710,743
Total debt	$ 750,061
Debt-to-EBITDA	3.9

Liquidity and Sources of Capital

Operating Cash Flows. Net cash provided by operating activities decreased $6.5 million or 5.1% to $121.0 million in fiscal year 2007 as compared to $127.5 million in fiscal year 2006. This decrease results from lower net income excluding non-cash items as a result of increased interest expense associated with the company's increased debt, the segregation of $9.0 million of operating cash flows at year-end as restricted cash as a result of debt requirements, and $5.6 million from termination of a hedge instrument. These decreases were offset by a significant increase in operating liabilities related to the amount and timing of tax and other liability payments, including the effect of an increase in franchise deposits from franchise development activities.

Investing Cash Flows. During fiscal year 2007, we opened 29 newly constructed Partner Drive-Ins, acquired 15 drive-ins from franchisees and sold ten drive-ins to franchisees. For the same period, we used cash generated from operating activities and borrowings to fund capital additions of $110.9 million, which included the cost of newly opened drive-ins, retrofits of existing drive-ins, new equipment for existing drive-ins, drive-ins under construction and other capital expenditures, from cash generated by operating activities and borrowings. We purchased the real estate for 21 of the 29 newly constructed drive-ins. In addition, the acquisition of 15 drive-ins during fiscal year 2007 resulted in cash outlays of $10.8 million. We also entered into a sale-leaseback agreement during the first fiscal quarter and disposed of the real estate underlying drive-ins that were acquired in the fourth quarter of fiscal year 2006 for proceeds of approximately $12.6 million. Proceeds from dispositions of assets for the year of $13.7 million primarily resulted from sales of other real estate relating to drive-ins previously sold to franchisees.

Financing Cash Flows. In December 2006, the company closed on a securitized financing facility of Variable Rate Series 2006-1 Senior Variable Funding Notes, Class A-1, which provides for the issuance of up to $200 million of Variable Funding Notes and certain other credit instruments, including letters of credit. As of August 31, 2007, our outstanding Variable Funding Notes totaled $116.0 million at an effective borrowing rate of 6.4%, as well as $0.3 million in outstanding letters of credit. The amount available under the Variable Funding Notes as of August 31, 2007, was $83.7 million. In addition to the Class A-1 notes, the company issued $600 million of Fixed Rate Series 2006-1 Senior Notes, Class A-2, in a private transaction in December 2006. This new debt has an effective borrowing rate of 6.8%, including debt issuance costs totaling $24.3 million which were incurred in conjunction with the securitized debt transactions closed in December 2006. We believe that cash flows from operations will *be adequate for repayment of any long-term debt that does not get refinanced or extended.* We plan to use our Class A-1 notes to finance the opening of newly constructed drive-ins, acquisitions of existing drive-ins, purchases of the company's common stock and for other general corporate purposes, as needed. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Class A-1 and Class A-2 notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) required actions to better secure collateral upon the occurrence of certain performance-related events, (ii) application of certain disposition proceeds as note prepayments after a set time is allowed for reinvestment, (iii) maintenance of specified reserve accounts, (iv) maintenance of certain debt service coverage ratios, (v) optional and mandatory prepayments upon change in control, (vi) indemnification payments for defective or ineffective collateral, and (vii) covenants relating to recordkeeping, access to information and similar matters. The Notes are also subject to customary rapid amortization events and events of default. Although management does not anticipate an event of default or any other event of noncompliance with the provisions of the debt, if such an event occurred, the unpaid amounts outstanding could become immediately due and payable. See Note 1 – Restricted Cash of the Notes to Consolidated Financial Statements for additional information regarding restrictions on cash.

The company's tender offer in October 2006 resulted in total cash outflow of $366.1 million, along with related costs totaling $1.2 million. In addition to the shares purchased through the tender offer, the company has acquired 9.6 million shares for a total cost of $211.1 million under the share repurchase program authorized by our Board of Directors. In August 2007, the Board of Directors authorized an additional $75.0 million under the company's share repurchase program and extended the program through August 31, 2008. As of August 31, 2007, $42.6 million remained available under the program.

We plan capital expenditures of approximately $75 to $85 million in fiscal year 2008, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, retrofit of existing Partner Drive-Ins and other drive-in level expenditures. We expect to fund these capital expenditures through cash flow from operations and borrowings under the Variable Funding Notes.

As of August 31, 2007, our total cash balance of $50.3 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the Variable Funding Notes, will meet our needs for the foreseeable future.

Off-Balance-Sheet Arrangements

The company has obligations for guarantees on certain franchisee loans and lease agreements. See Note 15 of the Notes to Consolidated Financial Statements for additional information about these guarantees. The company has no other material off-balance sheet arrangements.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2007, are summarized in the following table:

Payments Due by Period
(In thousands)

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligations					
Long-term debt [1]	$ 857,836	$ 54,079	$ 155,041	$ 213,579	$ 435,137
Capital leases	57,332	4,385	10,774	10,143	32,030
Operating leases	190,174	11,948	23,606	22,661	131,959
Total	$1,105,342	$ 70,412	$ 189,421	$ 246,383	$ 599,126

[1] The fixed-rate interest payments included in the table above assume that all the Class A-2 notes will be outstanding for the expected six-year term, and all other fixed-rate notes will be held to maturity. Interest payments associated with variable-rate debt have not been included in the table. Assuming that the amounts outstanding under the Class A-1 notes as of August 31, 2007, are held to maturity, and utilizing interest rates in effect at August 31, 2007, the interest payments will be in the range of $7 to $8 million for at least the next five years.

Impact of Inflation

Though increases in labor, food or other operating costs could adversely affect our operations, we do not believe that inflation has had a material effect on income during the past several years.

Seasonality

We do not expect seasonality to affect our operations in a materially adverse manner. Our results during the second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of Partner and Franchise Drive-Ins.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review Partner Drive-In and other long-lived assets for impairment when events or circumstances indicate they might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually, we assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins. These impairment tests require us to estimate fair values of our brand and our drive-ins by making assumptions regarding future cash flows and other factors. During fiscal year 2007, we reviewed Partner Drive-Ins and other long-lived assets with combined carrying amounts of $12.5 million in property, equipment and capital leases for possible impairment, and, our cash flow assumptions resulted in impairment charges totaling $1.2 million to write-down certain assets to their estimated fair value. During the fourth quarter of fiscal year 2007, we performed our annual assessment of recoverability of goodwill and other intangible assets and determined that no impairment was indicated. As of August 31, 2007, goodwill and intangible assets totaled $114.0 million. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Ownership Program. Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of Sonic nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy-out and buy-in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of FAS 142, "Goodwill and Other Intangible Assets."

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise and the fees are nonrefundable. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay royalties to Sonic each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the 10th of the following month for the new form of license agreement (Number 7) and the 20th of the following month for all prior forms of license agreement. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins sales. These estimates are based on projections of average unit volume growth at Franchise Drive-Ins collected from a majority of Franchise Drive-Ins.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). We estimate the fair value of options granted using the Black-Scholes option pricing model along with the assumptions shown in Note 12 of the Notes to Consolidated Financial Statements. The assumptions used in computing the fair value of share-based payments reflect our best estimates, but involve uncertainties relating to market and other conditions, many of which are outside of our control. We estimate expected volatility based on historical daily price changes of the company's stock for a period equal to the current expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns. If other assumptions or estimates had been used, the stock-based compensation expense that was recorded during fiscal year 2007 could have been materially different. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

Income Taxes. We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as wages paid to certain employees, effective rates for state and local income taxes and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision, including legislative and judicial developments. We generally file our annual

Management's Discussion and Analysis of Financial Condition and Results of Operations

income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state and local governments, typically several years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. Adjustments to these estimates or returns can result in significant variability in the tax rate from period to period.

Leases. Certain Partner Drive-Ins lease land and buildings from third parties. Rent expense for operating leases is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Judgment is required to determine options expected to be exercised. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations are reflected in rent expense on a straight-line basis over the expected lease term, including cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of lease property, which can occur before rent payments are due under the terms of the lease. Contingent rent is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Quantitative and Qualitative Disclosures About Market Risk

Sonic's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate. Sonic is also exposed to market risk from changes in commodity prices. Sonic does not utilize financial instruments for trading purposes. Sonic manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal in the future.

Interest Rate Risk. At the time the company filed its Form 10-K for the year ended August 31, 2006, the company had refinanced the debt outstanding as of year-end with variable rate debt and had borrowed additional amounts for the tender offer. The market risk disclosure for the prior year therefore addressed interest rate risk based upon $486 million of variable rate debt. Our exposure to interest rate risk at August 31, 2007, is primarily based on the fixed rate Class A-2 notes with an effective rate of 5.7%, before amortization of debt-related costs. At August 31, 2007, the fair value of the Class A-2 notes was estimated at $591.7 million versus carrying value of $594.4 million (including accrued interest). Differences between fair value versus carrying value are attributable to interest rate increases subsequent to when the debt was originally issued. Should interest rates increase or decrease by one percentage point, the estimated fair value of the Class A-2 notes would decrease by approximately $21.9 million or increase by approximately $22.9 million, respectively. The Class A-1 notes outstanding at August 31, 2007, totaled $116.0 million, with a variable rate of 6.4%. The annual impact on our results of operations of a one-point interest rate change for the balance outstanding at year-end would be approximately $1.2 million before tax. We have made certain loans to our franchisees totaling $6.2 million as of August 31, 2007. The interest rates on these notes are generally between 5.0% and 10.5%. We believe the fair market value of these notes approximates their carrying amount.

Commodity Price Risk. The company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

	August 31, 2007	August 31, 2006
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 25,425	$ 9,597
Restricted cash	13,521	-
Accounts and notes receivable, net	23,084	21,271
Net investment in direct financing leases	1,267	1,287
Inventories	4,444	4,200
Deferred income taxes	517	307
Prepaid expenses and other	5,445	5,848
Total current assets	73,703	42,510
Noncurrent restricted cash	11,354	-
Notes receivable, net	5,532	5,182
Net investment in direct financing leases	2,593	3,815
Property, equipment and capital leases, net	529,993	477,054
Goodwill, net	102,628	96,949
Trademarks, trade names and other intangibles, net	11,361	10,746
Debt origination costs, net	20,914	1,083
Other assets, net	442	679
Total assets	$ 758,520	$ 638,018
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 25,283	$ 23,438
Deposits from franchisees	2,783	2,553
Accrued liabilities	55,707	33,874
Income taxes payable	7,863	10,673
Obligations under capital leases and long-term debt due within one year	22,851	7,557
Total current liabilities	114,487	78,095
Obligations under capital leases due after one year	36,773	34,295
Long-term debt due after one year	690,437	117,172
Other noncurrent liabilities	17,212	12,504
Deferred income taxes	6,413	4,259
Commitments and contingencies (Notes 6, 7, 14, and 15)		
Stockholders' equity (deficit):		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 245,000,000 shares authorized; shares issued 116,222,839 in 2007 and 114,988,369 in 2006	1,162	1,150
Paid-in capital	193,682	173,802
Retained earnings	540,886	476,694
Accumulated other comprehensive income	(2,848)	(484)
	732,882	651,162
Treasury stock, at cost; 55,078,107 shares in 2007 and 29,506,003 shares in 2006	(839,684)	(259,469)
Total stockholders' equity (deficit)	(106,802)	391,693
Total liabilities and stockholders' equity (deficit)	$ 758,520	$ 638,018

See accompanying notes.

Consolidated Statements of Income

	Year ended August 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Revenues:			
Partner Drive-In sales	$ 646,915	$ 585,832	$ 525,988
Franchise Drive-Ins:			
Franchise royalties	111,052	98,163	88,027
Franchise fees	4,574	4,747	4,311
Other	7,928	4,520	4,740
	770,469	693,262	623,066
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	166,531	151,724	137,845
Payroll and other employee benefits	196,785	175,610	159,478
Minority interest in earnings of Partner Drive-Ins	26,656	25,234	21,574
Other operating expenses, exclusive of depreciation and amortization included below	130,204	116,059	103,009
	520,176	468,627	421,906
Selling, general and administrative	58,736	52,048	47,503
Depreciation and amortization	45,103	40,696	35,821
Provision for impairment of long-lived assets	1,165	264	387
	625,180	561,635	505,617
Income from operations	145,289	131,627	117,449
Interest expense	41,227	8,853	6,418
Debt extinguishment and other costs	6,076	–	–
Interest income	(2,897)	(1,275)	(633)
Net interest expense	44,406	7,578	5,785
Income before income taxes	100,883	124,049	111,664
Provision for income taxes	36,691	45,344	41,221
Net income	$ 64,192	$ 78,705	$ 70,443
Basic income per share	$ 0.94	$ 0.91	$ 0.78
Diluted income per share	$ 0.91	$ 0.88	$ 0.75

See accompanying notes.

Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock	
	Shares	Amount	Capital	Earnings	Income	Shares	Amount
				(In thousands)			
Balance at August 31, 2004	74,618	$ 746	$ 132,006	$ 327,546	$ –	15,099	$ (122,398)
Exercise of common stock options	1,148	12	10,796	–	–	–	–
Stock-based compensation expense	–	–	6,757	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,595	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	1,352	(42,586)
Net income	–	–	–	70,443	–	–	–
Balance at August 31, 2005	75,766	758	154,154	397,989	–	16,451	(164,984)
Exercise of common stock options	1,003	10	7,981	–	–	–	–
Stock-based compensation expense, including capitalized compensation of $216	–	–	7,404	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,645	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	3,538	(94,485)
Three-for-two stock split	38,219	382	(382)	–	–	9,517	–
Deferred hedging losses, net of tax of $300	–	–	–	–	(484)	–	–
Net income	–	–	–	78,705	–	–	–
Balance at August 31, 2006	114,988	1,150	173,802	476,694	(484)	29,506	(259,469)
Exercise of common stock options	1,235	12	8,524	–	–	–	–
Stock-based compensation expense, including capitalized compensation of $232	–	–	7,290	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,066	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	25,572	(580,215)
Net change in deferred hedging losses, net of tax of $1,464	–	–	–	–	(2,364)	–	–
Net income	–	–	–	64,192	–	–	–
Balance at August 31, 2007	116,223	$ 1,162	$ 193,682	$ 540,886	$ (2,848)	55,078	$ (839,684)

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended August 31,		
	2007	2006	2005
		(In thousands)	
Cash flows from operating activities			
Net income	$ 64,192	$ 78,705	$ 70,443
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	41,078	37,074	32,418
Amortization of assets under capital leases and other	4,025	3,622	3,403
Gain on dispositions of assets, net	(3,267)	(422)	(1,115)
Stock-based compensation expense	7,058	7,188	6,757
(Credit) provision for deferred income taxes	(1,592)	(2,713)	1,075
Provision for impairment of long-lived assets	1,165	264	387
Excess tax benefit from exercise of employee stock options	(4,117)	(4,645)	(4,595)
Debt extinguishment and other costs	5,283	–	–
Payment for hedge termination	(5,640)	–	–
Amortization of debt costs to interest expense	4,256	–	–
Other	185	398	500
Decrease (increase) in operating assets:			
Restricted cash	(8,965)	–	–
Accounts and notes receivable	(709)	(2,275)	(2,481)
Inventories and prepaid expenses	159	(2,267)	(1,371)
Increase (decrease) in operating liabilities:			
Accounts payable	106	2,821	4,334
Deposits from franchisees	3,556	227	1,513
Accrued and other liabilities	14,242	9,496	16,417
Total adjustments	56,823	48,768	57,242
Net cash provided by operating activities	121,015	127,473	127,685
Cash flows from investing activities			
Purchases of property and equipment	(110,912)	(86,863)	(85,905)
Acquisition of businesses, net of cash received	(10,760)	(14,601)	(820)
Acquisition of real estate, net of cash received	–	(12,125)	–
Proceeds from sale of real estate	12,619	–	–
Investments in direct financing leases	(302)	(237)	(320)
Collections on direct financing leases	1,544	1,342	1,266
Proceeds from dispositions of assets	13,668	5,271	8,882
Increase in intangibles and other assets	(456)	(757)	(1,053)
Net cash used in investing activities	(94,599)	(107,970)	(77,950)

Continued at top of next page.

	Year ended August 31, 2007	2006	2005
		(In thousands)	
Cash flows from financing activities			
Proceeds from borrowings	**$ 1,404,490**	$ 274,763	$ 127,415
Payments on long-term debt	**(815,396)**	(206,806)	(149,390)
Purchases of treasury stock	**(564,984)**	(93,689)	(42,324)
Debt issuance costs	**(28,166)**	-	-
Restricted cash for debt obligations	**(15,910)**	-	-
Payments on capital lease obligations	**(2,471)**	(2,444)	(2,139)
Exercises of stock options	**7,732**	7,194	10,546
Excess tax benefit from exercise of employee stock options	**4,117**	4,645	4,595
Net cash used in financing activities	**(10,588)**	(16,337)	(51,297)
Net increase (decrease) in cash and cash equivalents	**15,828**	3,166	(1,562)
Cash and cash equivalents at beginning of the year	**9,597**	6,431	7,993
Cash and cash equivalents at end of the year	**$ 25,425**	$ 9,597	$ 6,431
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $576, $733 and $604, respectively)	**$ 36,501**	$ 8,769	$ 7,144
Income taxes (net of refunds)	**32,651**	48,225	27,377
Obligation to acquire treasury stock	**14,432**	-	-
Additions to capital lease obligations	**5,164**	4,958	877
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	**1,500**	6,514	1,063
Stock options exercised by stock swap	**799**	787	250
Obligations for purchases of property and equipment	**1,134**	-	-

See accompanying notes.

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005 (In thousands, except per share data)

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "company") operates and franchises a chain of quick-service drive-ins in the United States. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins.

From time to time, the company purchases existing Franchise Drive-Ins with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth.

Principles of Consolidation

The accompanying financial statements include the accounts of the company, its wholly-owned subsidiaries and its majority-owned Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the fiscal year 2007 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments that mature in three months or less from date of purchase.

Restricted Cash

As of August 31, 2007, the company had restricted cash balances totaling $24,875 for funds required to be held in trust for the benefit of senior note holders under the company's debt arrangements. The current portion of restricted cash of $13,521 represents amounts to be returned to Sonic or paid to service current debt obligations. The noncurrent portion of $11,354 represents interest reserves required to be set aside for the duration of the debt.

Accounts and Notes Receivable

The company charges interest on past due accounts receivable at a rate of 18% per annum. Interest accrues on notes receivable based on contractual terms. The company monitors all accounts for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition, a general provision for bad debt is estimated based on historical trends.

Inventories

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases is computed by the straight-line method over the estimated useful lives or the lease term, including cancelable option periods when appropriate, and are combined for presentation in the financial statements.

Accounting for Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is typically determined to be the value of the land, since drive-in buildings and improvements are single-purpose assets and have little value to market participants. The equipment associated with a store can be easily relocated to another store, and therefore is not adjusted.

Surplus property assets are carried at the lower of depreciated cost or fair value less cost to sell. The majority of the value in surplus property is land. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values.

Goodwill and Other Intangible Assets

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is determined based on acquisition purchase price in excess of the fair value of identified assets. Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an

August 31, 2007, 2006 and 2005 (In thousands, except per share data)

indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.

The company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 20 years. The company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Ownership Program

The company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of the company nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions, which give the company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and is intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy-out and buy-in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS No. 142.

Revenue Recognition, Franchise Fees and Royalties

Revenue from Partner Drive-In sales is recognized when food and beverage products are sold.

Initial franchise fees are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company and the fees are nonrefundable. Area development fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

The company's franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 10th of the following month for the new form of license agreement (Number 7) and the 20th of the following month for all prior forms. As a result, the company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

Operating Leases

Rent expense is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of the leased property, which can occur before rent payments are due under the terms of the lease. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Advertising Costs

Costs incurred in connection with the advertising and promoting of the company's products are included in other operating expenses and are expensed as incurred. Such costs amounted to $35,241, $30,948, and $28,216 for fiscal years 2007, 2006 and 2005, respectively.

Under the company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Brand Fund, formerly known as the Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the company, and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Brand Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005 (In thousands, except per share data)

advertising contributions by Partner Drive-Ins are recorded as expense on the company's financial statements.

Stock-Based Compensation

In accordance with statement of financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The company adopted SFAS 123R effective September 1, 2005, using the modified retrospective application method and, as a result, financial statement amounts for all periods presented reflect the fair value method of expensing prescribed by SFAS 123R.

The following table shows total stock-based compensation expense and the tax benefit included in the Consolidated Statements of Income and the effect on basic and diluted earnings per share for the years ended August 31:

	2007	2006	2005
Selling, general and administrative	$ 7,059	$ 7,187	$ 6,757
Income tax benefit	(2,254)	(2,266)	(1,819)
Net stock-based compensation expense	$ 4,805	$ 4,921	$ 4,938
Impact on net income per share:			
Basic	$ 0.07	$ 0.06	$ 0.05
Diluted	$ 0.07	$ 0.06	$ 0.05

Many of the options granted by Sonic are incentive stock options, for which a tax benefit only results if the option holder has a disqualifying disposition. For grants of non-qualified stock options, the company expects to recognize a tax benefit on exercise of the option, so the full tax benefit is recognized on the related stock-based compensation expense. As a result of the limitation on the tax benefit for incentive stock options, the tax benefit for stock-based compensation will generally be less than the company's overall tax rate and will vary depending on the timing of employees' exercises and sales of stock.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and disqualifying dispositions of incentive stock options.

New Accounting Pronouncements

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company is adopting the provisions of FIN 48 effective September 1, 2007. The cumulative effect of implementation of FIN 48 is approximately a $1 to 1.5 million increase in the liability for unrecognized tax benefits, which will be accounted for as a decrease in the September 1, 2007 balance of retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that currently require or permit fair value measurements and is effective for fiscal year beginning after November 15, 2007, which will be our fiscal year beginning September 1, 2008. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 has the same effective date as SFAS 157. We are currently in the process of assessing the impact that SFAS 157 and 159 may have on the company's consolidated financial statements.

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2007	2006	2005
Numerator:			
Net income	$ 64,192	$ 78,705	$ 70,443
Denominator:			
Weighted average shares outstanding – basic	68,019	86,260	89,992
Effect of dilutive employee stock options	2,573	2,979	3,655
Weighted average shares – diluted	70,592	89,239	93,647
Net income per share – basic	$ 0.94	$ 0.91	$ 0.78
Net income per share – diluted	$ 0.91	$ 0.88	$ 0.75
Anti-dilutive employee stock options excluded	1,858	1,378	249

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005 (In thousands, except per share data)

3. Impairment of Long-Lived Assets

During the fiscal years ended August 31, 2007, 2006 and 2005, the company identified impairments for certain drive-in assets and surplus property through regular quarterly reviews of long-lived assets. During fiscal year 2007, these analyses resulted in provisions for impairment totaling $1,165, including $412 to reduce the carrying amount of assets in excess of fair value for two drive-ins, and $753 to reduce to fair value the carrying amount of assets for three properties leased to franchisees. During fiscal year 2006, these analyses resulted in provisions for impairment totaling $264 to reduce the carrying amount of three surplus properties down to fair value. During fiscal year 2005, these analyses resulted in provisions for impairment totaling $387, including $286 to writedown the carrying amount of building and leasehold improvements on an underperforming drive-in, and $101 to reduce the carrying amount of a surplus property down to fair value.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2007 and 2006:

	2007	2006
Current Accounts and Notes Receivable:		
Royalties and other trade receivables	$ 12,792	$ 12,863
Notes receivable from franchisees	528	353
Notes receivable from advertising funds	4,083	3,681
Other	6,275	4,682
	23,678	21,579
Less allowance for doubtful accounts and notes receivable	594	308
	$ 23,084	$ 21,271
Noncurrent Notes Receivable:		
Notes receivable from franchisees	$ 5,649	$ 5,509
Less allowance for doubtful notes receivable	117	327
	$ 5,532	$ 5,182

The company's receivables are primarily due from franchisees, all of whom are in the restaurant business. The notes receivable from advertising funds represent transactions in the normal course of business. Substantially all of the notes receivable from franchisees are collateralized by real estate or equipment.

5. Goodwill, Trademarks, Trade Names and Other Intangibles

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $6,529 and $5,245 at August 31, 2007 and 2006, respectively. The estimated amortization expense for each of the five years after August 31, 2007, is approximately $400. Accumulated amortization related to these intangible assets was $1,212 and $543 at August 31, 2007 and 2006, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2007 and 2006.

The changes in the carrying amount of goodwill for fiscal years ending August 31, 2007 and 2006 were as follows:

	2007	2006
Balance as of September 1,	$ 96,949	$ 88,471
Goodwill acquired during the year	5,464	8,504
Goodwill acquired (disposed of) related to the acquisitions and dispositions of minority interests in Partner Drive-Ins, net	316	(26)
Goodwill disposed of related to the sale of Partner Drive-Ins	(101)	–
Balance as of August 31,	$ 102,628	$ 96,949

6. Leases

Description of Leasing Arrangements

The company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 16 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. The company classifies income from leasing operations as other revenue in the Consolidated Statements of Income.

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 18 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. For the majority of leases, the land portions are classified as operating leases and the building portions are classified as capital leases.

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2007 and 2006:

	2007	2006
Minimum lease payments receivable	$ 5,098	$ 6,827
Less unearned income	1,238	1,725
Net investment in direct financing leases	3,860	5,102
Less amount due within one year	1,267	1,287
Amount due after one year	$ 2,593	$ 3,815

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005 (In thousands, except per share data)

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Future minimum rental payments receivable as of August 31, 2007, are as follows:

	Operating	Direct Financing
Year ending August 31:		
2008	$ 478	$ 1,725
2009	483	1,277
2010	464	703
2011	452	477
2012	433	336
Thereafter	2,380	580
	4,690	5,098
Less unearned income	–	1,238
	$ 4,690	$ 3,860

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2007 and 2006:

	2007	2006
Total minimum lease payments	$ 57,332	$ 54,437
Less amount representing interest averaging 7.1% in 2007 and 8.0% in 2006	18,014	17,812
Present value of net minimum lease payments	39,318	36,625
Less amount due within one year	2,545	2,330
Amount due after one year	$ 36,773	$ 34,295

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2007, are as follows:

	Operating	Capital
Year ending August 31:		
2008	$ 11,948	$ 4,385
2009	11,893	5,376
2010	11,713	5,398
2011	11,454	5,199
2012	11,207	4,944
Thereafter	131,959	32,030
	190,174	57,332
Less amount representing interest	–	18,014
	$ 190,174	$ 39,318

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2007	2006	2005
Operating leases:			
Minimum rentals	$ 13,644	$ 12,731	$ 11,355
Contingent rentals	229	199	289
Sublease rentals	(553)	(542)	(536)
Capital leases:			
Contingent rentals	1,300	1,123	1,109
	$ 14,620	$ 13,511	$ 12,217

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2007, was $2,405.

7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2007 and 2006:

	Estimated Useful Life	2007	2006
Property and equipment:			
Home office:			
Leasehold improvements	Life of lease	$ 3,082	$ 3,066
Computer and other equipment	2 – 5 yrs	33,134	28,842
Drive-ins, including those leased to others:			
Land		158,968	154,092
Buildings	8 – 25 yrs	331,901	275,924
Equipment	5 – 7 yrs	179,863	168,019
Property and equipment, at cost		706,948	629,943
Less accumulated depreciation		211,327	185,275
Property and equipment, net		495,621	444,668
Capital leases:			
Leased home office building	Life of lease	9,321	9,321
Leased drive-in buildings, equipment and other assets under capital leases, including those held for sublease	Life of lease	40,125	35,844
Less accumulated amortization		15,074	12,779
Capital leases, net		34,372	32,386
Property, equipment and capital leases, net		$ 529,993	$ 477,054

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005 (In thousands, except per share data)

Land, buildings and equipment with a carrying amount of $29,245 at August 31, 2007, were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $6,085 at August 31, 2007. As of August 31, 2007, the company had drive-ins under construction with costs to complete which aggregated $12,793.

8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2007 and 2006:

	2007	2006
Wages and other employee benefits	$ 8,178	$ 9,707
Taxes, other than income taxes	15,296	13,476
Accrued interest	1,122	389
Minority interest in consolidated drive-ins	3,690	2,610
Obligation to acquire treasury stock	14,432	–
Unredeemed gift cards and gift certificates	5,997	4,400
Other	6,992	3,292
	$ 55,707	$ 33,874

9. Long-Term Debt

Long-term debt consists of the following at August 31, 2007 and 2006:

	2007	2006
5.7% Class A-2 senior notes, due December 2031	$ 593,440	$ –
6.58% Series A senior unsecured notes, due August 2008	–	2,000
6.87% Series B senior unsecured notes, due August 2011	–	17,857
Class A-1 senior variable funding notes	116,000	–
Line of credit	–	101,150
Other	1,303	1,392
	710,743	122,399
Less long-term debt due within one year	20,306	5,227
Long-term debt due after one year	$ 690,437	$ 117,172

Maturities of long-term debt for each of the five years after August 31, 2007, are $20,306 in 2008, $38,472 in 2009, $55,143 in 2010, $73,437 in 2011, $93,416 in 2012, and $429,969 thereafter.

In October 2006, the company refinanced its senior unsecured notes and line of credit and funded a tender offer to repurchase shares of its common stock with proceeds from a senior secured credit facility until the Class A-2 senior notes were financed in December 2006. Loan origination costs associated with this debt totaled $4,631 and the unamortized loan origination costs of $4,544 were expensed as debt extinguishment costs when the financing was closed in December 2006.

In December 2006, various subsidiaries of the company issued $600,000 of Class A-2 senior notes in a private transaction. The proceeds were used to refinance the outstanding balance under the senior secured credit facility, along with costs associated with the transaction. The Class A-2 notes are the first issuance under a facility that will allow Sonic to issue additional series of notes in the future subject to certain conditions. These notes have a fixed interest rate of 5.7%, subject to upward adjustment after the expected six-year repayment term. Loan origination costs associated with this debt totaled $24,329, and the unamortized balance is categorized as debt origination costs, net, on the Consolidated Balance Sheet as of August 31, 2007. Amortization of these loan costs and the hedge loss discussed below produces an overall weighted average interest cost of 6.8%. The Class A-2 notes have an expected life of six years, with a legal final repayment date in December 2031. If the debt extends beyond the expected life, rapid amortization and cash trapping provisions of the debt agreements will be triggered which will cause the remaining principal balance to be given higher priority of payment from the secured sources. The company anticipates paying the debt in full based on the expected life.

In connection with issuance of the Class A-2 notes, various subsidiaries of the company also completed a securitized financing facility of Class A-1 senior variable funding notes. This facility allows for the issuance of up to $200,000 of notes and certain other credit instruments, including letters of credit. Considering the $116,000 outstanding at August 31, 2007, and $325 in outstanding letters of credit, $83,675 was unused and available under the Class A-2 notes. The effective interest rate on the $116,000 outstanding at August 31, 2007, was 6.44%, and there is a commitment fee on the unused portion of the Class A-1 notes of 0.5%.

The Class A-1 and Class A-2 senior notes were issued by special purpose, bankruptcy remote, indirect subsidiaries of the company that hold substantially all of Sonic's franchising assets and Partner Drive-In real estate used in operation of the company's existing business. As of August 31, 2007, total assets for these combined indirect subsidiaries were approximately $410,000, including receivables for royalties, Partner Drive-In real estate, intangible assets, loan origination costs and restricted cash balances of $24,875. The Class A-1 and Class A-2 notes are secured by Sonic's franchise royalty payments, certain lease and other payments and fees and, as a result, the repayment of these notes is expected to be made solely from the income derived from these indirect subsidiaries' assets. Sonic Industries LLC, which is the subsidiary that acts as franchisor, has guaranteed the obligations of the co-issuers and pledged substantially all of its assets to secure such obligations.

Although the company does not guarantee the Class A-1 and Class A-2 notes, the company has agreed to cause the performance of certain obligations of its subsidiaries, principally related to the servicing of the assets included as collateral for the notes and certain indemnity obligations.

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the exposure to changing interest rates until new financing was closed in December 2006. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement of $5,640 ($3,483, net of tax) was recorded in accumulated other comprehensive income and is being amortized to interest

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005 (In thousands, except per share data)

expense over the expected term of the Class A-2 notes. Amortization of this loss during fiscal year 2007 totaled $753 ($465, net of tax) in interest expense, and over the next 12 months, the company expects to amortize $1,063 ($656, net of tax) to interest expense for this loss. The ineffective portion of the hedge was $275 ($170, net of tax) and is reflected in debt extinguishment and other costs on the Consolidated Income Statement. The cash flows resulting from these hedge transactions are included in cash flows from operating activities on the Consolidated Statement of Cash Flows.

The following table presents the components of comprehensive income for the years ended August 31, 2007 and 2006:

	2007	2006
Net income	$ 64,192	$ 78,705
Increase in deferred hedging loss, net of tax	(2,364)	(484)
Total comprehensive income	$ 61,828	$ 78,221

10. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2007 and 2006:

	2007	2006
Minority interests in consolidated drive-ins	$ 3,789	$ 4,566
Deferred area development fees	6,227	2,385
Other	7,196	5,553
	$ 17,212	$ 12,504

11. Income Taxes

The company's income before the provision for income taxes is classified by source as domestic income.

The components of the provision for income taxes consist of the following for the years ended August 31:

	2007	2006	2005
Current:			
Federal	$ 31,369	$ 42,629	$ 37,572
State	3,859	4,163	3,269
	35,228	46,792	40,841
Deferred:			
Federal	1,272	(1,127)	284
State	191	(321)	96
	1,463	(1,448)	380
Provision for income taxes	$ 36,691	$ 45,344	$ 41,221

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2007	2006	2005
Amount computed by applying a tax rate of 35%	$ 35,309	$ 43,417	$ 39,083
State income taxes (net of federal income tax benefit)	2,726	2,767	2,481
Employment related and other tax credits, net	(1,443)	(1,014)	(1,092)
Other	99	174	749
Provision for income taxes	$ 36,691	$ 45,344	$ 41,221

Deferred tax assets and liabilities consist of the following at August 31, 2007 and 2006:

	2007	2006
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	$ 176	$ 83
Property, equipment and capital leases	197	272
Accrued litigation costs	371	76
Prepaid expenses	(424)	-
Deferred income from franchisees	79	(327)
Deferred income from affiliated technology fund	118	203
Current deferred tax assets, net	$ 517	$ 307
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	$ (2,458)	$ (2,390)
Investment in partnerships, including differences in capitalization and depreciation related to direct financing leases and different year ends for financial and tax reporting purposes	(13,466)	(8,764)
Capital loss carryover	1,695	-
State net operating losses	3,319	4,247
Property, equipment and capital leases	(2,720)	(1,150)
Allowance for doubtful accounts and notes receivable	97	160
Deferred income from affiliated franchise fees	1,976	1,830
Accrued liabilities	241	296
Intangibles and other assets	117	107
Deferred income from franchisees	798	877
Stock compensation	5,544	4,420
Loss on cash flow hedge	1,765	300
Other	(2)	55
	(3,094)	(12)
Valuation allowance	(3,319)	(4,247)
Noncurrent deferred tax liabilities, net	$ (6,413)	$ (4,259)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	$ 13,174	$ 8,679
Deferred tax liabilities	(19,070)	(12,631)
Net deferred tax liabilities	$ (5,896)	$ (3,952)

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005 (In thousands, except per share data)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance as of August 31, 2007 and 2006.

The company has capital loss carryovers of approximately $4.4 million which expire beginning in fiscal year 2011. Management believes the company will realize these carryovers before they expire.

12. Stockholders' Equity

On April 6, 2006, the company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 38,219 shares of common stock were issued in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $382 was reclassified from paid-in capital to common stock.

Stock Purchase Plan

The company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 759,375 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the company's board of directors.

Stock-Based Compensation

The Sonic Corp. 2006 Long-Term Incentive Plan (the "2006 Plan") provides flexibility to award various forms of equity compensation, such as stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. At August 31, 2007, 4,871 shares were available for grant under the 2006 Plan. The company has historically granted only stock options with an exercise price equal to the market price of the company's stock at the date of grant, a contractual term of seven to ten years, and a vesting period of three years. The company's policy is to recognize compensation cost for these options on a straight-line basis over the requisite service period for the entire award. Additionally, the company's policy is to issue new shares of common stock to satisfy stock option exercises.

The company measures the compensation cost associated with share-based payments by estimating the fair value of stock options as of the grant date using the Black-Scholes option pricing model. The company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the company's stock options granted during 2007, 2006 and 2005. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted during 2007, 2006 and 2005 was $7.10, $7.90 and $8.94, respectively. In addition to the exercise and grant date prices of the awards, certain weighted average assumptions that were used to estimate the fair value of stock option grants in the respective periods are listed in the table below:

	2007	2006	2005
Expected term (years)	**4.5**	4.5	5.1
Expected volatility	**28%**	34%	41%
Risk-free interest rate	**4.6%**	4.7%	4.0%
Expected dividend yield	**0%**	0%	0%

The company estimates expected volatility based on historical daily price changes of the company's common stock for a period equal to the current expected term of the options. The risk-free interest rate is based on the United States treasury yields in effect at the time of grant corresponding with the expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns.

SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. These excess tax benefits were $4,117, $4,645 and $4,595 for the years ended August 31, 2007, 2006 and 2005, respectively, and are classified as a financing cash inflow in the company's Consolidated Statements of Cash Flows. The proceeds from exercises of stock options are also classified as cash flows from financing activities and totaled $7,732, $7,194 and $10,546 for each of the years ended August 31, 2007, 2006 and 2005, respectively.

A summary of stock option activity under the company's share-based compensation plans for the year ended August 31, 2007, is presented in the following table:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding-beginning of year	**7,230**	**$ 11.98**		
Granted	**1,259**	**22.36**		
Exercised	**(1,234)**	**6.91**		
Forfeited or expired	**(132)**	**21.18**		
Outstanding August 31, 2007	**7,123**	**$ 14.53**	**5.08**	**$ 53,436**
Exercisable August 31, 2007	**5,054**	**$ 11.40**	**4.45**	**$ 52,895**

The total intrinsic value of options exercised during the years ended August 31, 2007, 2006 and 2005 was $19,408, $19,567 and $20,923, respectively. At August 31, 2007, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12,893 and is expected to be recognized over a weighted average period of 1.6 years.

Stockholder Rights Plan

The company had a stockholder rights plan designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. This plan expired by its terms on June 16, 2007.

August 31, 2007, 2006 and 2005 (In thousands, except per share data)

Stock Repurchase Program

The company has a stock repurchase program that is authorized by the Board of Directors. In addition to the ongoing stock repurchase program, the Board authorized a "modified Dutch auction" tender offer that resulted in the repurchase of 15,918 shares of common stock at a purchase price of $23.00 per share for a total purchase price of $366,117 in October 2006. Costs incurred in relation to the tender offer totaled $1,205 and are included in treasury stock, resulting in an average cost of $23.08 per share for the tender offer shares. Subsequent to the tender offer, the Board authorized the continuation of the stock repurchase program. On January 31, 2007, the Board of Directors approved an increase in the stock repurchase program from $10,705 to $100,000, followed by an additional authorization on August 2, 2007 of $75,000 and extension of the program through August 31, 2008. Pursuant to this program, the company acquired 9,574 shares for a total cost of $211,135 during fiscal year 2007. The total remaining amount authorized for repurchase as of August 31, 2007, was $42,571 and is scheduled to expire August 31, 2008.

Accumulated Other Comprehensive Income

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the interest rate risk associated with the pending securitized debt transaction. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement was recorded net of tax in accumulated other comprehensive income and is being amortized to interest expense over the expected term of the debt. See Note 9 for additional information.

13. Net Revenue Incentive Plan

The company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the company's board of directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The company recognized as expense incentive bonuses of $2,943, $3,247, and $2,997 during fiscal years 2007, 2006 and 2005, respectively.

14. Employment Agreements

The company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $8,710 at August 31, 2007, due to loss of employment in the event of a change in control (as defined in the contracts).

15. Contingencies

The company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the company's business or financial condition.

The company initiated a new agreement with Irwin Franchise Capital Corporation ("Irwin") in September 2006, pursuant to which existing Sonic franchisees may qualify with Irwin to finance drive-in retrofit projects. The agreement provides that Sonic will guarantee at least $250 of such financing, limited to 5% of the aggregate amount of loans, not to exceed $2,500. As of August 31, 2007, the total amount guaranteed under the Irwin agreement was $250. The agreement provides for release of Sonic's guarantee on individual loans under the program that meet certain payment history criteria at the mid-point of each loans' term. Existing loans under the program have terms through 2014. In the event of default by a franchisee, the company is obligated to pay Irwin the outstanding balances, plus limited interest and charges up to Sonic's guarantee limitation. Irwin is obligated to pursue collections as if Sonic's guarantee were not in place, therefore, providing recourse with the franchisee under the notes.

The company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5,000. As of August 31, 2007, the total amount guaranteed under the GEC agreement was $2,201. The company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2012. In the event of default by a franchisee, the company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes.

The company has obligations under various lease agreements with third-party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the company remains secondarily liable for the lease payments for which it was responsible as the original lessee. As of August 31, 2007, the amount remaining under the guaranteed lease obligations totaled $3,653.

Effective November 30, 2005, the company extended a note purchase agreement to a bank that serves to guarantee the repayment of a franchisee loan and also benefits the franchisee with a lower financing rate. In the event of default by the franchisee, the company would purchase the franchisee loan from the bank, thereby becoming the note holder and providing an avenue of recourse with the franchisee. As of August 31, 2007, the balance of the loan was $1,880.

The company has not recorded a liability for its obligations under the guarantees, other than immaterial amounts related to the fair value of the Irwin guarantee and the guarantee associated with the note purchase agreement, and has not been required to make any payments under any of these guarantees.

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005 (In thousands, except per share data)

16. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Income statement data:										
Partner Drive-In sales	**$ 146,419**	$ 135,422	**$ 137,007**	$ 126,376	**$ 175,027**	$ 156,921	**$ 188,462**	$ 167,113	**$ 646,915**	$ 585,832
Other	**28,371**	24,378	**24,445**	22,572	**34,894**	29,548	**35,844**	30,932	**123,554**	107,430
Total revenues	**174,790**	159,800	**161,452**	148,948	**209,921**	186,469	**224,306**	198,045	**770,469**	693,262
Partner Drive-In operating expenses	**119,480**	110,125	**112,050**	102,615	**139,402**	123,755	**149,244**	132,132	**520,176**	468,627
Selling, general and administrative	**14,033**	12,196	**14,401**	13,214	**15,236**	13,293	**15,066**	13,345	**58,736**	52,048
Other	**10,758**	9,897	**11,099**	9,997	**11,967**	10,361	**12,444**	10,705	**46,268**	40,960
Total expenses	**144,271**	132,218	**137,550**	125,826	**166,605**	147,409	**176,754**	156,182	**625,180**	561,635
Income from operations	**30,519**	27,582	**23,902**	23,122	**43,316**	39,060	**47,552**	41,863	**145,289**	131,627
Debt extinguishment and other costs	**1,258**	–	**4,818**	–	**–**	–	**–**	–	**6,076**	–
Interest expense, net	**5,759**	1,307	**10,304**	2,096	**10,921**	2,215	**11,346**	1,960	**38,330**	7,578
Income before income taxes	**23,502**	26,275	**8,780**	21,026	**32,395**	36,845	**36,206**	39,903	**100,883**	124,049
Provision for income taxes	**8,216**	9,845	**2,555**	8,122	**11,747**	13,011	**14,173**	14,366	**36,691**	45,344
Net income	**$ 15,286**	$ 16,430	**$ 6,225**	$ 12,904	**$ 20,648**	$ 23,834	**$ 22,033**	$ 25,537	**$ 64,192**	$ 78,705
Net income per share:										
Basic	**$ 0.20**	$ 0.19	**$ 0.09**	$ 0.15	**$ 0.32**	$ 0.28	**$ 0.35**	$ 0.30	**$ 0.94**	$ 0.91
Diluted	**$ 0.19**	$ 0.18	**$ 0.09**	$ 0.14	**$ 0.31**	$ 0.27	**$ 0.34**	$ 0.29	**$ 0.91**	$ 0.88
Weighted average shares outstanding:										
Basic	**76,606**	87,415	**67,325**	86,227	**64,985**	85,993	**63,162**	85,405	**68,019**	86,260
Diluted	**79,489**	90,521	**70,026**	89,261	**67,408**	89,007	**65,445**	88,168	**70,592**	89,239

17. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the company in estimating its fair values of financial instruments:

Cash and cash equivalents—Carrying value approximates fair value due to the short duration to maturity.

Notes receivable—For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2007 and 2006, carrying values approximate their estimated fair values.

Borrowed funds—Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings of similar amounts and terms to those currently outstanding. Carrying values for variable-rate borrowings approximate their fair values.

The carrying amounts, including accrued interest, and estimated fair values of the company's fixed-rate borrowings at August 31, 2007, were $594,364 and $591,668, respectively, and at August 31, 2006 were $19,857 and $19,925, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sonic Corp.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 17, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

Oklahoma City, Oklahoma
October 17, 2007

Directors and Officers

Board of Directors

J. Clifford Hudson
Chairman, Chief Executive Officer and President
Sonic Corp.

Leonard Lieberman[1,3]
Private Investor

Michael J. Maples[1,3]
Former Executive Vice President and Member of the Office of the President
Microsoft Corporation

J. Larry Nichols[1,2]
Chairman of the Board and Chief Executive Officer
Devon Energy Corporation

Federico F. Peña[1,3]
Managing Director
Vestar Capital Partners

H. E. "Gene" Rainbolt[1,2]
Chairman
BancFirst

Frank E. Richardson[1,2,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg[1,3]
Retired President and Chief Executive Officer
Allied-Domecq Retailing U.S.A.

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

Chairman Emeritus
Troy N. Smith, Sr.
Founder of Sonic Drive-Ins

Director Emeritus
E. Dean Werries
Retired Chairman and Chief Executive Officer
Fleming Companies, Inc.

Officers

J. Clifford Hudson
Chairman, Chief Executive Officer and President

W. Scott McLain
President
Sonic Industries Services Inc.
(the company's franchising services subsidiary)

Michael A. Perry
President
Sonic Restaurants, Inc.
(the company's restaurant-operating subsidiary)

Stephen C. Vaughan
Vice President and Chief Financial Officer

V. Todd Townsend
Vice President and Chief Marketing Officer

Renee G. Shaffer
Vice President and Chief Information Officer

Robert J. Geresi
Senior Vice President of Operations

Mitchell W. Gregory
Senior Vice President of Concept Development and Distribution

Andrew G. Ritger, Jr.
Senior Vice President of Development

Nancy L. Robertson
Senior Vice President of Franchise HR Development and Communications

E. Edward Saroch
Senior Vice President of Field Services

Paige S. Bass
Vice President and General Counsel

Alan Cantrell
Vice President of Field Finance

Jeffry D. Carper
Vice President of Field Marketing

Carolyn C. Cummins
Vice President of Compliance and Secretary

P. Steve Dobbs
Vice President of SRI National Real Estate

Keith O. Jossell
Vice President of Franchise Finance

William T. Pierquet
Vice President of Development

Diane L. Prem
Vice President of New Franchisee Field Services

Stephen P. Reed
Vice President of Supply Chain Management

Claudia San Pedro
Vice President of Investor Relations and Treasurer

Richard A. Schwabauer
Vice President of Operations

Paul S. Sinowitz
Vice President of Purchasing and Distribution

C. Nelson Taylor
Vice President of Operations Services

David A. Vernon
Vice President of Franchise Sales

J. Alan Walker
Vice President of Operations

Charles B. Woods
Vice President of Tax

Terry D. Harryman
Controller

M. Anne Burkett
Principal Internal Auditor

Management's Report on Internal Control over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of August 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of August 31, 2007, the company's internal control over financial reporting is effective based on those criteria.

The company's independent registered public accounting firm has issued the following attestation report on the company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Sonic Corp.

We have audited Sonic Corp.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sonic Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sonic Corp. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sonic Corp. as of August 31, 2007 and 2006, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended August 31, 2007 of Sonic Corp. and our report dated October 17, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Oklahoma City, Oklahoma
October 17, 2007

Corporate Information

Corporate Offices
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
Computershare Trust Company, N.A.
PO Box 43078
Providence, Rhode Island 02940-3078
or
250 Royall Street
Canton, Massachusetts 02021
800/884-4225
web.queries@computershare.com
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Oklahoma City, Oklahoma

Annual Meeting
Our 2008 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Standard Time on January 10, 2008, at our Corporate Offices, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K
A copy of our annual report on Form 10-K for the year ended August 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Vice President and Chief Financial Officer, at our Corporate Offices. In addition, we make available free of charge through our Web site at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found under SEC Filings in the "Investor Info" section of the Web site.

Forward-Looking Statements
Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information
Our common stock trades on the NASDAQ Global Select Market under the symbol SONC. At November 30, 2007, we had approximately 37,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low closing prices for the company's common stock, adjusted for stock splits, during each fiscal quarter within the two most recent fiscal years.

Fiscal Year Ended August 31, 2007	High	Low
First Quarter	$ 24.02	$ 21.62
Second Quarter	$ 24.35	$ 21.50
Third Quarter	$ 24.97	$ 20.60
Fourth Quarter	$ 24.75	$ 20.29

Fiscal Year Ended August 31, 2006	High	Low
First Quarter	$ 19.94	$ 17.99
Second Quarter	$ 21.73	$ 18.32
Third Quarter	$ 23.50	$ 20.83
Fourth Quarter	$ 22.41	$ 19.07

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.

The following graph compares the cumulative five-year total return to stockholders on Sonic Corp.'s common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Retail Trade index. The graph assumes that the value of the investment in the company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 8/31/2002 and tracks it through 8/31/2007.

Comparison of Five-Year Cumulative Total Return
Among Sonic Corp., the NASDAQ Composite Index and the NASDAQ Retail Trade Index



$250
$200
$150
$100
8/31/02
8/31/03
8/31/04
8/31/05
8/31/06
8/31/07
Sonic Corp.
NASDAQ Composite
NASDAQ Retail Trade


Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104
405/225-5000
www.sonicdrivein.com
END